
Trů Clean™
MULTI-PURPOSE
DISINFECTANT
TO-GO
*KILLS 99.9%
BACTERIA AND VIRUSES
No Fragrances or Dyes
No VOCs
No Phosphorous
Eliminates Allergens
CTIVE INGREDIENT:
ypochlorous Acid 0.046%
ther Ingredients: 99.954%
tal: 100.000%
3 FL OZ (80 m
KEEP OUT OF REACH OF CHILDREN